EXHIBIT 21.01

List of Subsidiaries of
State Auto Financial Corporation
State Auto Property and Casualty Insurance Company, an Iowa corporation
Stateco Financial Services, Inc., an Ohio corporation
Milbank Insurance Company, an Iowa corporation
State Auto Insurance Company of Ohio, an Ohio corporation
518 Property Management and Leasing, LLC, an Ohio limited liability company